____Check this box if no longer subject to Section 16. Form 4 or
Form 5 obligations may continue. See Instruction 1(b).
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange act of
1934,Section 17(a) of the Public Utility Holding Company act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person
Glassman
Daniel

(Last)
(First)
(Middle)
383 Route 46 West


(Street)


Fairfield
NJ
07004
(City)
(State)
(Zip)

2. Issuer Name and Ticker or Trading Symbol "BPRX"
BRADLEY PHARMACEUTICALS, INC.
3. IRS or Social Security Number of Reporting Person
(Voluntary)
4. Statement for Month/Year 06/2001
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person to Issuer (Check all applicable)
__X__Director
__X__10 % Owner
__X__Officer (give title
below)
_____Other(specify below)

Chairman, Pres. & CEO


Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned
1. Title of Security (Instr.3)
(1) Common Stock
(2) Common Stock
(3) Common Stock
(4) Common Stock
(5) Class B Common Stock
(6) Class B Common Stock
(7) Class B Common Stock
(8) Common Stock
(9) Common Stock
(10) Class B Common Stock
(11) Common Stock
(12) Class B Common Stock
(13) Common Stock
(14) Common Stock
(15) Common Stock
(16) Common Stock
(17) Common Stock
(18) Common Stock
(19) Common Stock
2. Transaction Date (Month/Day/Year)
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(8)
(9)
(10)
(11)
(12)
(13)
(14) 06/13/01
(15) 06/13/01
(16)
(17)
(18)
(19)
3. Transaction Code (Instr.8)
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(8)
(9)
(10)
(11)
(12)
(13)
(14) Code T
(15) Code T
(16)
(17)
(18)
(19)
4. Securities Acquired (A) or Disposed of (D) (Instr.3,4 and
5)
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(8)
(9)
(10)
(11)
(12)
(13)
(14) Amount - 100(A) Price - 5.00
(15) Amount - 38 (A) Price - 5.00
(16)
(17)
(18)
(19)
5. Amount of Securities Beneficially Owned at End of Month
(Instr.3 and 4)
(1) 1,600
(2) 9,460
(3) 14,500
(4) 17,500
(5) 280,838
(6) 16,005
(7) 16,403
(8) 4,100
(9) 2,267
(10) 9,733
(11) 1,380
(12) 57,370
(13) 6,468
(14) 13,194
(15) 8,322
(16) 2,839
(17) 2,508
(18) 8,400
(19) 18,627
6. Ownership Form: Direct (D) or Indirect (I)
(1) (D)
(2) (I)
(3) (D)
(4) (I)
(5) (D)
(6) (I)
(7) (I)
(8) (D)
(9) (I)
(10) (I)
(11) (D)
(12) (D)
(13) (I)
(14) (I)
(15) (I)
(16) (I)
(17) (I)
(18) (D)
(19) (D)
7. Nature of Indirect Beneficial Ownership (Instr.4)
(1)
(2) By DLD Partners
(3)
(4) By IRA
(5)
(6) By Banyan Communications Group, Inc.
(7) By Spouse
(8) With Spouse
(9) By 5G's Partnership
(10) By 5G's Partnership
(11) With Spouse
(12) With Spouse
(13) By Children
(14) By 401(k)
(15) By Children 401(k)
(16) By 401(k) Match
(17) By 401(k) Match By Children
(18) With Spouse
(19)
Reminder: Report on a separate line for each class of securities
Beneficially owned directly or indirectly.
(Print or Type Responses)

FORM 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)
1.	Options (right to buy)
2.	Options (right to buy)
3.	Options (right to buy)
4.	Options (right to buy)
5.	Options (right to buy)
6.	Options (right to buy)
7.	Options (right to buy)
8.	Options (right to buy)
9.	Options (right to buy)
10.	Options (right to buy)
11.	Options (right to buy)
12.	Options (right to buy)
13.	Options (right to buy)
14.	Options (right to buy)
15.	Options (right to buy)
16.	Options (right to buy)
2. Conversion or Exercise Price of Derivative Security
(1) 1.16875
(2) 1.16875
(3) 1.16875
(4) .82500
(5) 1.99375
(6) 1.99375
(7) 1.99375
(8) 2.06875
(9) 1.44375
(10) 1.44375
(11) 1.44375
(12) 1.40930
(13) 1.40930
(14) 1.40930
(15) 1.44375
(16) 2.16560
3. Transaction Date (Month/Day/Year)
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(8)
(9)
(10)
(11)
(12)
(13)
(14)
(15)
(16)
4. Transaction Code (Instr.8)
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(8)
(9)
(10)
(11)
(12)
(13)
(14)
(15)
(16)
5. Number of Derivative Securities Acquired (A) or Disposed of
(D)(Instr.3,4 and 5)
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(8)
(9)
(10)
(11)
(12)
(13)
(14)
(15)
(16)
6. Date Exercisable and Expiration Date (Month/Day/Year)
(1) Exercisable - 10/26/00 Expiration - 10/25/04
(2) Exercisable - 10/26/01 Expiration - 10/25/04
(3) Exercisable - 10/26/02 Expiration - 10/25/04
(4) Exercisable - 12/05/96 Expiration - 12/04/01
(5) Exercisable - 01/27/99 Expiration - 01/26/03
(6) Exercisable - 01/27/00 Expiration - 01/26/03
(7) Exercisable - 01/27/01 Expiration - 01/26/03
(8) Exercisable - 06/09/98 Expiration - 06/08/03
(9) Exercisable - 01/21/00 Expiration - 01/20/04
(10) Exercisable - 01/21/01 Expiration - 01/20/04
(11) Exercisable - 01/21/02 Expiration - 01/20/04
(12) Exercisable - 09/12/01 Expiration - 09/11/05
(13) Exercisable - 09/12/02 Expiration - 09/11/05
(14) Exercisable - 09/12/03 Expiration - 09/11/05
(15) Exercisable - 12/05/00 Expiration - 12/04/06
(16) Exercisable - 02/23/01 Expiration - 02/22/06
7. Title and Amount of Underlying Securities
(1) Title - Common Stock Number of Shares - 50,000
(2) Title - Common Stock Number of Shares - 50,000
(3) Title - Common Stock Number of Shares - 50,000
(4) Title - Common Stock Number of Shares - 31,500
(5) Title - Common Stock Number of Shares - 8,333
(6) Title - Common Stock Number of Shares - 8,333
(7) Title - Common Stock Number of Shares - 8,334
(8) Title - Common Stock Number of Shares - 30,000
(9) Title - Common Stock Number of Shares - 50,000
(10) Title - Common Stock Number of Shares - 50,000
(11) Title - Common Stock Number of Shares - 50,000
(12) Title - Common Stock Number of Shares - 6,000
(13) Title - Common Stock Number of Shares - 6,000
(14) Title - Common Stock Number of Shares - 6,000
(15) Title - Common Stock Number of Shares - 341,589
(16) Title - Common Stock Number of Shares - 25,000
8. Price of Derivative Security (Instr.5)
(1) 1.16875
(2) 1.16875
(3) 1.16875
(4) .82500
(5) 1.99375
(6) 1.99375
(7) 1.99375
(8) 2.06875
(9) 1.44375
(10) 1.44375
(11) 1.44375
(12) 1.40930
(13) 1.40930
(14) 1.40930
(15) 1.44375
(16) 2.16560
9. Number of Derivative Securities Beneficially Owned at End
of
Month (Instr.4)
(1) 50,000
(2) 50,000
(3) 50,000
(4) 31,500
(5) 8,333
(6) 8,333
(7) 8,334
(8) 30,000
(9) 50,000
(10) 50,000
(11) 50,000
(12) 6,000
(13) 6,000
(14) 6,000
(15) 341,589
(16) 25,000
10. Ownership Form of Derivative Security: Direct (D) or
Indirect
(I)(Instr.4)
1.	(D)
2.	(D)
3.	(D)
4.	(D)
5.	(D)
6.	(D)
7.	(D)
8.	(D)
9.	(D)
10.	(D)
11.	(D)
12.	(D)
13.	(D)
14.	(D)
15.	(D)
16.	(D)
11. Nature of Indirect Beneficial Ownership (Instr.4)
Explanation of Responses:
Note: 401(k) Match subject to a vesting schedule of 20% for each
Completed year of service

/s/Daniel Glassman
-----------------------------
--
July 9, 2001
-----
**Signature of Reporting
Person
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
SEC 1474 (3/91)